Exhibit 99.1

UNDERWRITING AGREEMENT

October 10, 2018

Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100
Oakville, Ontario L6J 2X1

Attention:	Mr. Ian E. Robertson, Chief Executive Officer

Dear Sirs and Mesdames:

Algonquin Power & Utilities Corp., a Canadian corporation (the “Corporation”), proposes to issue and sell to the several underwriters named in Schedule A (the “Underwriters”), acting severally and not jointly, the respective amounts set forth in such Schedule A of $250,000,000 aggregate principal amount of the Corporation’s 6.875% Fixed-to-Floating Subordinated Notes – Series 2018-A, due October 17, 2078 (the “Firm Notes”). The Corporation also proposes to grant to the Underwriters, acting severally and not jointly, an option to purchase all or any part of an additional $37,500,000 aggregate principal amount of the Corporation’s Fixed-to-Floating Subordinated Notes – Series 2018-A, due October 17, 2078 (the “Option Notes” and, together with the Firm Notes, the “Notes”) to cover over-allotments.  Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), J.P. Morgan Securities LLC (“J.P. Morgan”), Morgan Stanley & Co. LLC (“Morgan Stanley”) and Wells Fargo Securities, LLC (“Wells Fargo Securities”) have agreed to act as representatives of the several Underwriters (in such capacity, the “Representatives”) in connection with the offering and sale of the Notes (the “Offering”).

The Notes will be issued pursuant to an indenture, to be dated as of the Closing Date (the “Base Indenture”), among the Corporation, American Stock Transfer & Trust Company, LLC, as the U.S. Trustee (the “U.S. Trustee”) and AST Trust Company (Canada), as the Canadian Co-Trustee (the “Canadian Co-Trustee” and together with the U.S. Trustee, the “Trustees”).  Certain terms of the Notes will be established pursuant to a supplemental indenture (the “Supplemental Indenture”) to the Base Indenture (together with the Base Indenture, the “Indenture”).  The Notes will be issued in book-entry form in the name of Cede & Co., as nominee of The Depository Trust Company (the “Depositary”), pursuant to a Letter of Representations, to be dated on or before the Closing Date (as defined in Article I below) (the “DTC Agreement”), by the Corporation to the Depositary.

The agreement resulting from the acceptance of this Agreement by the Corporation shall be subject to the following terms and conditions:

ARTICLE I
DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“Agreement” means this agreement, dated the date hereof, by and between the Corporation and the Representatives;

“Algonquin Companies” means those corporations set out on page 7 of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Entities” means, collectively, the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts;

“Algonquin Partnerships” means those partnerships set out on page 7 of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Trusts” means those trusts set out on page 7 of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Annual Information Form” means the annual information form of the Corporation dated March 7, 2018;

“Anti-Money Laundering Laws” has the meaning ascribed thereto in Section 6.1(xx) hereof;

“Applicable Securities Laws” means all applicable securities laws in each of the provinces of Canada and in the United States and the respective rules, regulations, instruments, blanket orders and blanket rulings thereunder together with all applicable published policies, policy statements and notices of the Canadian Securities Regulators and the Securities Commissions, as applicable;

“Atlantica” means Atlantica Yield plc;

“Base Indenture” has the meaning ascribed thereto on the first page hereof;

“Base Prospectus” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

“Bribery Act” has the meaning ascribed thereto in Section 6.1(vv) hereof;

“Business Day” means any day, excluding Saturday, Sunday and any other day which is a legal, statutory or civic holiday or a day on which banking institutions are required by law, regulation or local proclamation to close in the City of Toronto, Province of Ontario, Canada, or the City of New York, State of New York, United States;

“Canadian Base Prospectus” means the (final) unallocated short form base shelf prospectus of the Corporation dated September 18, 2018, filed with the Canadian Securities Regulators in connection with the qualification for distribution of the Corporation’s debt securities, including the Notes, subscription receipts, common shares, preferred shares of any series, warrants and units in each of the provinces of Canada and, unless the context otherwise requires, includes all documents incorporated therein by reference;

“Canadian Co-Trustee” has the meaning ascribed thereto on the first page hereof;

“Canadian Offering Memorandum” means the Canadian offering memorandum dated the date hereof, including the documents incorporated or deemed to be incorporated by reference therein;

“Canadian Preliminary Offering Memorandum” means the Canadian preliminary offering memorandum dated October 10, 2018, including the documents incorporated or deemed to be incorporated by reference therein;

“Canadian Preliminary Prospectus” has the meaning ascribed thereto in Section 2.1(c) hereof;

“Canadian Preliminary Prospectus Supplement” has the meaning ascribed thereto in Section 2.1(c) hereof;

“Canadian Private Placement Provinces” means British Columbia, Alberta, Saskatchewan, Ontario, Québec and Nova Scotia;

“Canadian Prospectus” has the meaning ascribed thereto in Section 2.2 hereof;

“Canadian Prospectus Supplement” has the meaning ascribed thereto in Section 2.2 hereof;

“Canadian Securities Regulators” means, collectively, the securities commissions or other securities regulatory authorities in each of the provinces of Canada;

“Closing” has the meaning ascribed thereto in Section 8.1 hereof;

“Closing Date” means the date on which the purchase of the Firm Notes will be completed which is scheduled for October 17, 2018 or such later date as the Corporation and the Underwriters mutually agree in writing;

“Corporation” means Algonquin Power & Utilities Corp., a corporation incorporated under the laws of Canada;

“Corporation Additional Written Communication” has the meaning ascribed thereto in Section 6.1(i) hereof;

“Date of Delivery” has the meaning ascribed thereto in Section 3.2 hereof;

“Debt Repayment Triggering Event” means any event or condition which gives, or with the giving of notice or lapse of time or both would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) issued by the Corporation or any of its subsidiaries, the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation or any of its subsidiaries;

“Depositary” has the meaning ascribed thereto on the first page hereof;

“Disclosure Package” means (i) the Preliminary Prospectus, (ii) the Canadian Preliminary Offering Memorandum, (iii) any Issuer Free Writing Prospectus, if any, identified in Annex I hereto, and (iv) any other free writing prospectus that the parties hereto shall hereafter expressly agree in writing to treat as a part of the Disclosure Package;

“Documents Incorporated by Reference” means collectively those documents incorporated by reference in the Registration Statement, the Preliminary Prospectus, the Canadian Preliminary Offering Memorandum, the Prospectus, the Canadian Offering Memorandum or Prospectus Amendment, including any other document prepared by the Corporation and filed with the Canadian Securities Regulators or the SEC prior to the Initial Sale Time;

“DTC Agreement” has the meaning ascribed thereto on the first page hereof;

“EDGAR” means the SEC Electronic Data Gathering, Analysis and Retrieval System;

“Environmental Claims” has the meaning ascribed thereto in Section 6.1(ii).

“Environmental Laws” means any Canadian, United States and other foreign, federal, provincial, state, local or municipal laws, statutes, codes, rules, orders, regulations and common law relating to the protection of human health and safety, the environment, natural resources or to hazardous or toxic substances or wastes, pollutants or contaminants;

“Exchange” means the Toronto Stock Exchange;

“Facilities” has the meaning ascribed thereto in Section 6.1(jj) hereof.

“FCPA” has the meaning ascribed thereto in Section 6.1(vv) hereof;

“Final Receipt” has the meaning ascribed thereto in Section 2.1(a) hereof;

“Final Term Sheet” has the meaning ascribed thereto in Section 4.9 hereof.

“FINRA” has the meaning ascribed thereto in Section 6.1(y) hereof;

“Indemnified Parties” has the meaning ascribed thereto in Article IX hereof;

“Indenture” has the meaning ascribed thereto on the first page hereof;

“Initial Sale Time” means 4:20 p.m. on October 10, 2018.

“Investment Company Act” has the meaning ascribed thereto in Section 6.1(q) hereof;

“Issuer Free Writing Prospectus” means any issuer free writing prospectuses as defined in Rule 433 of the 1933 Act;

“IT Systems and Data” has the meaning ascribed thereto in Section 6.1(yy) hereof;

“J.P. Morgan” has the meaning ascribed thereto on the first page hereof.

“Marketing Materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Change” has the meaning ascribed thereto in Section 6.1(qq) hereof;

“Material Adverse Effect” means any change, event or effect that is or would reasonably be expected to be materially adverse to (i) the condition (financial or otherwise), prospects, earnings, properties, business, or results of operations, of the Corporation and its subsidiaries, taken as a whole or (ii) the ability of the Corporation to perform its obligations under, and consummate the transactions contemplated by, this Agreement, the Indenture and the Notes;

“Material Contract” has the meaning ascribed thereto in Section 6.1(oo) hereof;

“Merrill Lynch” has the meaning ascribed thereto on the first page hereof;

“Morgan Stanley” has the meaning ascribed thereto on the first page hereof;

“NI 31-103” means National Instrument 31-103  Registration Requirements, Exemptions and Ongoing Registrant Obligations adopted by the Canadian Securities Regulators;

“NI 41-101” means National Instrument 41-101 General Prospectus Requirements adopted by the Canadian Securities Regulators;

“NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions adopted by the Canadian Securities Regulators in respect of short form prospectus distributions;

“NI 44-102” means National Instrument 44-102 Shelf Distributions adopted by the Canadian Securities Regulators in respect of shelf distributions;

“NI 45-106” means National Instrument 45-106 Prospectus Exemptions adopted by the Canadian Securities Regulators;

“NI 51-102” means National Instrument 51-102 Continuous Disclosure Obligations adopted by the Canadian Securities Regulators;

“NYSE” means the New York Stock Exchange;

“Offering” has the meaning ascribed thereto on the first page hereof;

“Ontario Securities Laws” means the requirements under the Securities Act (Ontario) and the securities rules, regulations and national, multijurisdictional or local instruments and published policy statements applicable in the Province of Ontario;

“OSC” has the meaning ascribed thereto in Section 2.1(a) hereof;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 Passport System and National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Canadian Securities Regulators and its related memorandum of understanding;

“Permitted Free Writing Prospectus” has the meaning ascribed thereto in Section 4.10 hereof;

“Preliminary Prospectus” means, collectively, the Canadian Preliminary Prospectus and the U.S. Preliminary Prospectus;

“Prospectus” means, collectively, the Base Prospectus and the Prospectus Supplements, including the documents incorporated or deemed to be incorporated by reference therein and any Prospectus Amendment;

“Prospectus Amendment” means any amendment to the Prospectus;

“Prospectus Delivery Period” means such period beginning on the date of this Agreement and ending on the later of the Closing Date or such date as, in the opinion of counsel for the Underwriters, the U.S. Prospectus is no longer required by law to be delivered in connection with sales of the Notes by an Underwriter or dealer, including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the 1933 Act;

“Prospectus Supplements” means collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

“Registration Statement” has the meaning ascribed thereto in Section 2.1(b) hereof;

“Related Judgment” has the meaning ascribed thereto in Section 18.3 hereof;

“Related Proceedings” has the meaning ascribed thereto in Section 18.3 hereof;

“Representatives” has the meaning ascribed thereto on the first page hereof;

“Representation Date” has the meaning ascribed thereto in Section 6.1 hereof;

“Sanctions” has the meaning ascribed thereto in Section 6.1(ww) hereof;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” mean, collectively, the SEC and any other applicable securities regulatory authority in each other jurisdiction as may be agreed to by the Corporation and the Underwriters;

“SEDAR” means System for Electronic Document Analysis and Retrieval;

“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102;

“Specified Courts” has the meaning ascribed thereto in Section 18.3.

“Supplemental Indenture” has the meaning ascribed thereto on the first page hereof;

“Supplementary Material” means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Canadian Securities Regulators or the SEC;

“Time of Closing” means 8:00 a.m. (New York City time) on the Closing Date;

“Trust Indenture Act” has the meaning ascribed thereto in Section 6.1(a) hereof;

“Trustees” has the meaning ascribed thereto on the first page hereof;

“Underwriters” has the meaning ascribed thereto on the first page hereof;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

“U.S. Base Prospectus” has the meaning ascribed thereto in Section 2.1(b) hereof;

“U.S. Preliminary Prospectus” has the meaning ascribed thereto in Section 2.1(d) hereof;

“U.S. Preliminary Prospectus Supplement” has the meaning ascribed thereto in Section 2.1(d) hereof;

“U.S. Prospectus” has the meaning ascribed thereto in Section 2.3 hereof;

“U.S. Prospectus Supplement” has the meaning ascribed thereto in Section 2.3 hereof; and

“U.S. Trustee” has the meaning ascribed thereto on the first page hereof.

“Wells Fargo Securities” has the meaning ascribed thereto on the first page hereof.

Terms used herein which are defined in the Prospectus and not otherwise defined herein shall have the meaning set forth in the Prospectus unless the context requires otherwise.

ARTICLE II
FILING OF PROSPECTUS & REGISTRATION STATEMENT

2.1	The Corporation represents and warrants to and for the benefit of the Underwriters that:

(a)
in accordance with the Shelf Procedures, it has prepared and filed the Canadian Base Prospectus and all such other documents as are required under Applicable Securities Laws, utilizing the Passport System and has obtained a receipt of the Ontario Securities Commission (the “OSC”) dated September 19, 2018 in respect of the Canadian Base Prospectus, which receipt evidences that final receipts of the other Canadian Securities Regulators in each of the provinces of Canada have been issued or deemed to be issued (the “Final Receipt”);

(b)
it has prepared and filed with the SEC a registration statement on Form F-10 (File No. 333-227245), which contains a base prospectus (including the documents incorporated by reference therein, the “U.S. Base Prospectus”) relating to the qualification for distribution of subscription receipts, common shares, preferred shares of any series, debt securities, including the Notes, warrants and units in the United States.  Such registration statement, including the financial statements, exhibits and schedules thereto, in the form in which it became effective under the 1933 Act, including the documents incorporated by reference therein and any information deemed to be a part thereof at the time of effectiveness, is called the “Registration Statement”;

(c)
it has prepared and filed with the OSC, the preliminary prospectus supplement relating to the offering of the Notes, which excludes certain pricing information and other final terms of the Notes, which it is permitted to exclude from such Preliminary Prospectus Supplement (the “Canadian Preliminary Prospectus Supplement” and together with the Canadian Base Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”);

(d)
it has prepared and filed with the SEC the preliminary prospectus supplement relating to the offering of the Notes, which excludes certain pricing information and other final terms of the Notes (the “U.S. Preliminary Prospectus Supplement” and together with the U.S. Base Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”);

2.2
The Corporation shall prepare and file, as soon as possible and in any event within two Business Days after the date of execution and delivery of this Agreement with the OSC in accordance with Ontario Securities Laws, the final prospectus supplement relating to the offering of the Notes which includes the pricing and other information omitted from the Canadian Preliminary Prospectus (the “Canadian Prospectus Supplement” and together with the Canadian Base Prospectus, is hereinafter called the “Canadian Prospectus”).

2.3
The Corporation shall prepare and file with the SEC, in accordance with the 1933 Act and the rules and regulations of the SEC, the final prospectus supplement relating to the offering of the Notes which includes the pricing and other information omitted from the U.S. Preliminary Prospectus (the “U.S. Prospectus Supplement” and together with the U.S. Base Prospectus, is hereinafter called the “U.S. Prospectus”).

2.4
The Corporation has allowed the Underwriters to participate fully in the preparation of the U.S. Preliminary Prospectus Supplement and the Canadian Preliminary Prospectus Supplement prior to their respective filings and the Canadian Preliminary Offering Memorandum and agrees to allow the Underwriters, prior to the filing of the Prospectus Supplements, to participate fully in the preparation of the Prospectus Supplements and the Canadian Preliminary Offering Memorandum and such other documents as may be required under Applicable Securities Laws to (a) qualify the Notes in Ontario (solely for the purpose of registering the Notes for sale in the United States under the multi-jurisdictional disclosure system adopted in the United States and Canada), (b) register the Notes with the SEC, (c) to distribute the Notes in the Canadian Private Placement Provinces to purchasers that are “accredited investors” as defined in NI 45-106 and “permitted clients” as defined in NI 31-103; and (d) to allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require in order to fulfill the Underwriters’ obligations as underwriters. For greater certainty the Notes shall only be offered or sold, directly or indirectly, in Canada or to any person residing in Canada by the Underwriters on a “private placement” basis and pursuant to the Canadian Preliminary Offering Memorandum and the Canadian Offering Memorandum.

ARTICLE III
PURCHASE AND SALE

3.1
Based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions set out below, the Corporation agrees to issue and sell to the several Underwriters, severally and not jointly, and each of the Underwriters agrees severally (and not jointly or jointly and severally) to purchase from the Corporation, the aggregate principal amount of Firm Notes set forth opposite to their names on Schedule A herein at a purchase price of 100% of the principal amount thereof, plus accrued interest, if any, from October 17, 2018 to the Closing Date, payable on the Closing Date. As compensation to the Underwriters for their respective commitments hereunder, on the Closing Date, the Corporation will pay to the Representatives for the accounts of the several Underwriters, an underwriting commission (the “Firm Notes Underwriting Commission”) with respect to the Firm Notes equal to the sum of (i) 3.15% of the principal amount of Firm Notes sold to retail investors and (ii) 1.00% of the principal amount of Firm Notes sold to institutional investors. The parties agree that (x) the Underwriters shall set off the Firm Notes Underwriting Commission against a corresponding portion of the purchase price payable to the Corporation on the Closing Date under this Section 3.1 and (y) the payment by the Underwriters of the purchase price set forth in this Section 3.1 net of the Firm Notes Underwriting Commission shall be full satisfaction of the Underwriters’ obligation to pay the purchase price set forth in this Section 3.1 for the Firm Notes and the Corporation’s obligation to pay the Firm Notes Underwriting Commission.

3.2
In addition, based upon the foregoing and on the basis of the representations, warranties, covenants and agreements contained herein and subject to the terms and conditions set out below, the Corporation hereby grants an option to the Underwriters, severally and not jointly, to purchase the Option Notes at a purchase price of 100% of the principal amount of the Option Notes, plus accrued interest, if any, from October 17, 2018 to the applicable Date of Delivery. The option hereby granted may be exercised for 13 days after the date hereof and may be exercised in whole or in part from time to time only for the purpose of covering over-allotments made in connection with the offering and distribution of the Firm Notes upon notice by the Representatives to the Corporation setting forth the amount of Option Notes as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Notes. Any such time and date of delivery (a “Date of Delivery”) shall be the determined by the Representatives, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Time of Closing. If the option is exercised as to all or any portion of the Option Notes, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total principal amount of Option Notes then being purchased which the principal amount of the Firm Notes set forth in Schedule A opposite the name of such Underwriter bears to the total principal amount of Firm Notes, subject in each case to such adjustments as Merrill Lynch in its discretion shall make to ensure that any sales or purchases are in authorized denominations. As compensation to the Underwriters for their respective commitments hereunder, on each Delivery Date, the Corporation will pay to the Representatives for the accounts of the several Underwriters, an underwriting commission (the “Option Notes Underwriting Commission”) in an amount equal to 3.15% of the principal amount of Option Notes purchased on such Date of Delivery. The parties agree that (x) the Underwriters shall set off the Option Notes Underwriting Commission against a corresponding portion of the purchase price payable to the Corporation on the applicable Date of Delivery under this Section 3.2 and (y) the payment by the Underwriters of the purchase price set forth in this Section 3.2 net of the Option Notes Underwriting Commission shall be full satisfaction of the Underwriters’ obligation to pay the purchase price set forth in this Section 3.2 for the Option Notes purchased on such Date of Delivery and the Corporation’s obligation to pay the Option Notes Underwriting Commission on such Date of Delivery.

3.3
The Representatives hereby advise the Corporation that the Underwriters intend to offer for sale to the public, as described in the Disclosure Package, their respective portions of the Firm Notes as soon after the execution of this Agreement as the Representatives, in their sole judgment, have determined is advisable and practicable.

ARTICLE IV
COVENANTS OF THE CORPORATION

4.1
The Corporation, subject to Section 4.2 hereof, will comply with the requirements of the 1933 Act and the other Applicable Securities Laws, and will promptly notify the Representatives, and confirm the notice in writing, of (a) the effectiveness during the Prospectus Delivery Period of any post‑effective amendment to the Registration Statement or the filing of any supplement or amendment to the U.S. Preliminary Prospectus or the U.S. Prospectus, (b) the receipt of any comments from the SEC during the Prospectus Delivery Period, (c) any request by the SEC for any amendment to the Registration Statement or any amendment or supplement to the U.S. Preliminary Prospectus or the U.S. Prospectus or for additional information, and (d) the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of the U.S. Preliminary Prospectus or the U.S. Prospectus, or of the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes.  The Corporation will promptly effect the filings necessary pursuant to the 1933 Act and will take such steps as it deems necessary to ascertain promptly whether the U.S. Preliminary Prospectus and the U.S. Prospectus transmitted for filing with the SEC was received for filing by the SEC and, in the event that it was not, it will promptly file such document.  The Corporation will use its reasonable best efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

4.2
During the Prospectus Delivery Period, the Corporation will give the Representatives notice of its intention to file or prepare any amendment to the Registration Statement, or any amendment, supplement (including any prospectus supplement) or revision to the Disclosure Package or the U.S. Prospectus, whether pursuant to the 1933 Act, the 1934 Act or otherwise, will furnish the Representatives with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representatives or counsel for the Underwriters shall reasonably object (it being agreed that all references in this Agreement to information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, the Prospectus or the Preliminary Prospectus shall be deemed to mean and include all such information which is or is deemed to be incorporated by reference in the Registration Statement, the Prospectus or the Preliminary Prospectus, as the case may be, prior to the Initial Sale Time; and all references in this Agreement to amendments or supplements to the Registration Statement, the Prospectus or the Preliminary Prospectus shall be deemed to include the filing of any document under 1934 Act, which is or is deemed to be incorporated by reference in the Registration Statement, the Prospectus or the Preliminary Prospectus, as the case may be, after the Initial Sale Time);

4.3
The Corporation shall deliver or cause to be delivered (i) to the Representatives, without charge, a signed copy of the Registration Statement as originally filed and each amendment thereto, in each case including all exhibits and consents filed therewith and documents incorporated by reference therein; and (ii) to each Underwriter (A) a conformed copy of the Registration Statement as originally filed with the OSC and the SEC and each amendment thereto, in each case including all exhibits and consents filed therewith and (B) during the Prospectus Delivery Period, as many copies of the Canadian Prospectus, the Canadian Offering Memorandum and the U.S. Prospectus (including all amendments and supplements thereto and documents incorporated by reference therein) and each Issuer Free Writing Prospectus as the Representatives may reasonably request;

4.4
The Preliminary Prospectus and the Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to any electronically transmitted copies thereof filed with the SEC or available on SEDAR.

4.5
The Corporation shall deliver to each of the Underwriters, without charge, as many copies of the U.S. Preliminary Prospectus as such Underwriter may reasonably request, and the Corporation hereby consents to the use of such copies for purposes permitted by the 1933 Act or the other Applicable Securities Laws. The Corporation will furnish to each Underwriter, without charge, during the Prospectus Delivery Period, such number of copies of the U.S. Prospectus as such Underwriter may reasonably request.

4.6
The Corporation will comply with the 1933 Act and the 1934 Act so as to permit the completion of the distribution of the Notes as contemplated in this Agreement and in the Registration Statement, the Disclosure Package and the U.S. Prospectus.  If at any time during the Prospectus Delivery Period, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Corporation, to amend the Registration Statement in order that the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or to amend or supplement the Disclosure Package or the U.S. Prospectus in order that the Disclosure Package or the U.S. Prospectus, as the case may be, will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the Initial Sale Time or at the time it is delivered or conveyed to a purchaser, not misleading, or if it shall be necessary, in the opinion of either such counsel, at any such time to amend the Registration Statement or amend or supplement the Disclosure Package or the U.S. Prospectus in order to comply with the requirements of any law, the Corporation will (1) notify the Representatives of any such event, development or condition and (2) promptly prepare and file with the SEC, such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the Disclosure Package or the U.S. Prospectus comply with such law, and the Corporation will furnish to the Underwriters, without charge, such number of copies of such amendment or supplement as the Underwriters may reasonably request.

4.7
During the Prospectus Delivery Period, the Corporation shall file, on a timely basis, with the Canadian Securities Regulators, the Securities Commissions, the Exchange and the NYSE all reports and documents required to be filed under the Applicable Securities Laws.

4.8
During the period commencing on the date hereof and ending on the Closing Date, the Corporation will not, without the prior written consent of the Representatives (which consent may be withheld at the sole discretion of the Representatives), directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the 1934 Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the 1933 Act in respect of, any debt securities of the Corporation similar to the Notes or securities exchangeable for or convertible into debt securities similar to the Notes (other than as contemplated by this Agreement with respect to the Notes).

4.9
The Corporation will prepare a final term sheet containing only a description of the Notes, in a form approved by the Underwriters and attached as Exhibit A hereto, and will file such term sheet pursuant to Rule 433(d) under the Securities Act within the time required by such rule (such term sheet, the “Final Term Sheet”).  Any such Final Term Sheet is an Issuer Free Writing Prospectus for purposes of this Agreement.

4.10
The Corporation represents that it has not made, and agrees that, unless it obtains the prior written consent of the Representatives, it will not make, any offer relating to the Notes that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405 of the 1933 Act) required to be filed by the Corporation with the SEC or retained by the Corporation under Rule 433 of the 1933 Act; provided that the prior written consent of the Representatives shall be deemed to have been given in respect of any Issuer Free Writing Prospectuses included in Annex I to this Agreement.  Any such free writing prospectus consented to or deemed to be consented to by the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Corporation agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, and (ii) has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 of the 1933 Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the SEC, legending and record keeping.  The Corporation consents to the use by any Underwriter of a free writing prospectus that (a) is not an “issuer free writing prospectus” as defined in Rule 433, and (b) contains only (i) information describing the preliminary terms of the Notes or their offering, (ii) information permitted by Rule 134 under the 1933 Act or (iii) information that describes the final terms of the Notes or their offering and that is included in the Final Term Sheet of the Corporation contemplated in Section 4.9). From the date of commencement of the distribution of the Notes to the date such distribution ceases, each Underwriter will not make use of any “bluesheet” or provide any other Marketing Materials in respect of the Notes without the approval of the Corporation and Merrill Lynch and no “standard term sheet” (as defined in NI 41-101) in respect of the Notes will be provided by them to any potential investors of the Notes without the approval of the Corporation and Merrill Lynch.

4.11
The Corporation agrees to pay the required OSC and SEC filing fees relating to the Notes and any other fees required by the Canadian Securities Regulators within the time required by and in accordance with the Applicable Securities Laws.

4.12
The Corporation has not taken and will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the 1934 Act or otherwise, the stabilization or manipulation of the price of any securities of the Corporation to facilitate the sale or resale of the Notes.

4.13
The Corporation shall apply the net proceeds received by it from the sale of the Notes substantially in the manner described under the caption “Use of Proceeds” in the Preliminary Prospectus and the Prospectus.

4.14
The Corporation shall use its best efforts to ensure that members of management are available to provide assistance to the Underwriters, as requested by the Underwriters, with respect to the marketing of the Notes.

4.15
The Corporation shall use commercially reasonable efforts to apply for listing of the Notes to be listed and posted for trading on the NYSE at the Time of Closing and to cause such listing to become effective within 30 days after the Time of Closing.

ARTICLE V

NOTICE OF MATERIAL CHANGE

5.1	During the Prospectus Delivery Period, the Corporation shall promptly notify the Underwriters in writing of:

(a)
any material fact that has arisen or has been discovered which would have been required to have been stated in the Disclosure Package, the Prospectus, the Canadian Offering Memorandum or any Supplementary Material, as the case may be, had the fact arisen or been discovered on, or prior to, the date of such document; and

(b)
any change in a material fact in the Disclosure Package, the Prospectus, the Canadian Offering Memorandum or any Supplementary Material, as the case may be, or the existence of any new material fact, which change or new material fact is, or may be of such a nature as:

(i)	to render the Disclosure Package, the Prospectus, the Canadian Offering Memorandum or the Supplementary Material misleading or untrue;

(ii)	would result in the Disclosure Package, the Prospectus, the Canadian Offering Memorandum or the Supplementary Material not complying with Applicable Securities Laws;

(iii)	would reasonably be expected to have a significant adverse effect on the market price or value of the Notes or which would restrict or prevent the trading of the Notes; or

(iv)	would be material to a prospective purchaser of the Notes.

(c)
In any such case described in Section 5.1(a), the Corporation shall promptly and, in any event within applicable time limitations set out in Applicable Securities Laws, comply with all legal requirements necessary to comply with Applicable Securities Laws in order to allow for the continued distribution of the Notes as contemplated hereunder.

(d)
The Corporation shall in good faith discuss with the Underwriters any change in a fact or circumstances (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice needs to be given to the Underwriters pursuant to this Section 5.1.

ARTICLE VI

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

6.1
The Corporation hereby represents, warrants and covenants to each Underwriter, as of the date hereof, as of the Initial Sale Time, as of the Closing Date and as of any Date of Delivery, as applicable (each, a “Representation Date”), that:

(a)
the Corporation meets the general eligibility requirements for use of Form F-10 under the 1933 Act, and the rules and regulations of the SEC, has filed the Registration Statement in respect of the Notes and has appointed an agent for service of process on Form F-X in connection with the filing of the Registration Statement.  The Registration Statement has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, are contemplated or threatened by any of the Canadian Securities Regulators or any of the Securities Commissions, and any request on the part of any of the Canadian Securities Regulators or any of the Securities Commissions for additional information has been complied with. In addition, the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and the rules and regulations promulgated thereunder (the “Trust Indenture Act”);

(b)
at the respective times the Registration Statement and any post-effective amendments thereto became effective and at each Representation Date, the Registration Statement and any amendments thereto complied and will comply in all material respects with the applicable requirements of Applicable Securities Laws; the Registration Statement as of its filing date did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and the Base Prospectus as supplemented by the Prospectus Supplement will not, as of the filing date of the Prospectus Supplement, as of the Time of Closing or as of any Date of Delivery, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Base Prospectus or the Prospectus Supplements, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in the last paragraph of Section 1 of Schedule “B” hereto. The Preliminary Prospectus and the Prospectus, at the time each was or hereafter is filed with the OSC and the applicable Securities Commissions, complied in all material respects with the Applicable Securities Laws, and the Preliminary Prospectus and the Prospectus delivered to the Underwriters for use in connection with the offering of the Notes will, at the time of such delivery, be identical to any electronically transmitted copies thereof filed with the SEC or available on SEDAR;

(c)
The Canadian Preliminary Offering Memorandum as of its date did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and the Canadian Offering Memorandum will not, as of the date of the Canadian Offering Memorandum, as of the Time of Closing or as of any Date of Delivery, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Representatives specifically for inclusion in the Canadian Preliminary Offering Memorandum or the Canadian Offering Memorandum, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in the last paragraph of Section 1 of Schedule “B” hereto;

(d)
The Corporation is eligible to use the Shelf Procedures and each of the Canadian Securities Regulators has issued or is deemed to have issued receipts for the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus.

(e)
as of the Initial Sale Time, the Disclosure Package did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Corporation by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in the last paragraph of Section 1 of Schedule “B” hereto;

(f)
the documents incorporated or deemed incorporated by reference in the Registration Statement, the Canadian Base Prospectus, the Preliminary Prospectus, the Canadian Preliminary Offering Memorandum, the Prospectus and the Canadian Offering Memorandum (i) when they were or hereafter are filed with the Canadian Securities Regulators or the SEC, as applicable, complied or will comply in all material respects to the requirements of Applicable Securities Laws; and (ii) when read together with the other information in the Disclosure Package, at the Initial Sale Time, and when read together with the other information in the Prospectus and the Canadian Offering Memorandum, as applicable, at the date of the Prospectus and the Canadian Offering Memorandum, as applicable, and at the Closing Date and at any Date of Delivery, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(g)
(i) at the time of filing the Registration Statement and (ii) as of the execution of this Agreement (with such date being used as the determination date for purposes of this clause (ii)), the Corporation was not and is not an Ineligible Issuer (as defined in Rule 405 of the 1933 Act), without taking account of any determination by the SEC pursuant to Rule 405 of the 1933 Act that it is not necessary that the Corporation be considered an Ineligible Issuer;

(h)
each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the offering of Notes under this Agreement or until any earlier date that the Corporation notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement, the Preliminary Prospectus or the Prospectus.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the Preliminary Prospectus or the Prospectus, the Corporation has promptly notified or will promptly notify the Representatives and has promptly amended or supplemented or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict.  The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Corporation by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in the last paragraph of Section 1 of Schedule “B” hereto;

(i)
the Corporation has not distributed and will not distribute, prior to the later of the Closing Date and the completion of the Underwriters’ distribution of the Notes, any offering material in connection with the offering and sale of the Notes other than the Registration Statement, the Preliminary Prospectus, the Canadian Preliminary Offering Memorandum, the Prospectus, the Canadian Offering Memorandum, any Issuer Free Writing Prospectus reviewed and consented to by the Representatives and included in Annex I hereto or any electronic road show or other written communications reviewed and consented to by the Representatives and listed on Annex II hereto (each a, “Corporation Additional Written Communication”).  Each such Corporation Additional Written Communication, when taken together with the Disclosure Package, did not, and at the Closing Date and at any Date of Delivery will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from the Corporation Additional Written Communication based upon and in conformity with written information furnished to the Corporation by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the information described as such in the last paragraph of Section 1 of Schedule “B”;

(j)
there are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived;

(k)	this Agreement has been duly authorized, executed and delivered by the Corporation;

(l)
the Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, and on the Closing Date will be duly executed and delivered by the Corporation and will constitute a valid and binding agreement of the Corporation, enforceable against the Corporation in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles; and the Conversion Preferred Shares (as defined, and issuable in the circumstances described, in the Registration Statement, the Disclosure Package and the Prospectus) have been duly authorized by the Corporation out of its authorized and unissued preferred share capital, free from pre-emptive and other rights, and, if and when issued, such Conversion Preferred Shares will be validly issued and will be outstanding as fully paid and nonassessable preferred shares;

(m)
the Notes to be purchased by the Underwriters from the Corporation are in the form contemplated by the Indenture, have been duly authorized for issuance and sale pursuant to this Agreement and the Indenture and, at the Closing Date or any Date of Delivery, as applicable, will have been duly executed by the Corporation and, when authenticated in the manner provided for in the Indenture and delivered against payment of the purchase price therefor, will constitute valid and binding obligations of the Corporation, enforceable in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles, and will be entitled to the benefits of the Indenture;

(n)
the Conversion Preferred Shares, the Notes and the Indenture conform, or will as of the Time of Closing and any Date of Delivery conform, as applicable, in all material respects to the descriptions thereof contained in the Disclosure Package and the Prospectus;

(o)
Ernst & Young LLP, who have expressed their opinion with respect to the Corporation’s audited financial statements for the fiscal years ended December 31, 2017 and 2016 incorporated by reference in the Registration Statement, the Disclosure Package, the Canadian Offering Memorandum and the Prospectus, are independent public accountants with respect to the Corporation as required by the 1933 Act and the 1934 Act and are an independent registered public accounting firm with the Public Company Accounting Oversight Board.

(p)
Deloitte, S.L., who have expressed their opinion with respect to the audited financial statements of Atlantica for the fiscal years ended December 31, 2017, 2016 and 2015 incorporated by reference in the Registration Statement, the Disclosure Package, the Canadian Offering Memorandum and the Prospectus, are independent public accountants with respect to Atlantica as required by the 1933 Act and the 1934 Act and are an independent registered public accounting firm with the Public Company Accounting Oversight Board.

(q)
the Corporation has been advised of the rules and requirements under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder (the “Investment Company Act”).  The Corporation is not, and after receipt of payment for the Notes and the application of the proceeds thereof as contemplated under the caption “Use of Proceeds” in the Disclosure Package and the Prospectus will not be, required to register as an “investment company” within the meaning of the Investment Company Act;

(r)
the Corporation has been duly organized and is validly existing as a corporation under the laws of Canada and has all requisite power and authority to own its properties and assets and to carry on its undertaking, including issuing the Notes, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities and to enter into and perform its obligations under this Agreement;

(s)
the Corporation is, and will at the Time of Closing and at any Date of Delivery be, a reporting issuer in each of the provinces of Canada not in default of any requirement under Applicable Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(t)
the Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the provinces of Canada and the Final Receipt continues to be effective pursuant to NI 44-102;

(u)
except as contemplated hereby and as otherwise disclosed in the Disclosure Package and the Prospectus, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Notes or Conversion Preferred Shares;

(v)	the Corporation has not withheld, and will not withhold, from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Notes;

(w)
except as otherwise disclosed in the Disclosure Package and the Prospectus, the Corporation, and, to the knowledge of the Corporation, each of the Algonquin Entities: (A) has conducted and is conducting its business in compliance with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, except for noncompliance that would not individually or in the aggregate have a Material Adverse Effect; and (B) holds all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated (as now operated) and the same are validly existing and in good standing and none of the same contains any term, provision, condition or limitation which has or may have a Material Adverse Effect;

(x)
the authorized, issued and outstanding capital of the Corporation is as set forth in the Disclosure Package and the Prospectus under the caption “Description of Equity Securities” (other than for subsequent issuances, if any, pursuant to employee benefit plans described in the Disclosure Package and the Prospectus, upon exercise of outstanding options described in the Disclosure Package and the Prospectus, or pursuant to the Corporation’s dividend reinvestment plan, as the case may be);

(y)
no consent, approval, authorization or other order of, or registration or filing with, any court or other governmental or regulatory authority or agency is required for the Corporation’s execution, delivery or performance of this Agreement or consummation of the transactions contemplated hereby, by the Disclosure Package, by the Prospectus or by the Canadian Offering Memorandum, except (i) such as have been obtained or made by the Corporation and are in full force and effect under the Applicable Securities Laws or blue sky laws and from the Financial Industry Regulatory Authority (the “FINRA”) and (ii) such customary post-closing filings that will be required with the Canadian Securities Regulators in connection with sales pursuant to the Canadian Offering Memorandum;

(z)
the execution and delivery of this Agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Notes at the Time of Closing or at any Date of Delivery, as applicable, do not and will not result, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in:

(i)
a breach or violation of any of the terms, conditions or provisions of the articles, by-laws or other constating documents of the Corporation or the Algonquin Entities, or resolutions of their respective shareholders or directors (or any committee thereof);

(ii)
a breach of or default or Debt Repayment Triggering Event under any indenture, agreement or instrument to which the Corporation or any of its subsidiaries is a party or by which the Corporation or any of its subsidiaries will be contractually bound at the Time of Closing or at any Date of Delivery, except for such breaches or defaults that would not individually or in the aggregate have a Material Adverse Effect; or

(iii)
any violation of any statute, law, rule, regulation or judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or any of its subsidiaries, except for such violations that would not, individually or in the aggregate, result in a Material Adverse Effect;

(aa)
there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, respectively)  to the knowledge of the Corporation, pending or threatened against or affecting the Corporation or any of the Algonquin Entities, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way, individually or in the aggregate, have a Material Adverse Effect or which questions the validity of the issuance of the Notes or of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement;

(bb)
each of the Algonquin Entities has been duly incorporated or otherwise formed and organized and is validly existing under its jurisdiction of incorporation, formation or organization has all requisite capacity and authority to own, lease and operate its property and assets and to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification; all of the issued and outstanding shares of capital stock of each Algonquin Entity have been duly authorized and validly issued, are fully paid and nonassessable and, except as otherwise disclosed in the Disclosure Package and the Prospectus, are owned by the Corporation, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance or claim, except for any such security interests, mortgages, pledges, liens, encumbrances or claims that do not, individually or in the aggregate, have a Material Adverse Effect.

(cc)
the audited consolidated financial statements of the Corporation as at and for the fiscal years ended December 31, 2017 and 2016 incorporated by reference into the Registration Statement, Disclosure Package and Prospectus are complete and correct in all material respects, comply as to form with the accounting requirements of the Applicable Securities Laws, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied throughout the periods involved and present fairly the consolidated financial position of the Corporation as at the date and for the periods stated therein;

(dd)
the interim financial statements of the Corporation as at and for the three and six months ended June 30, 2018 and 2017 incorporated by reference into the Registration Statement, Disclosure Package and Prospectus are complete and correct in all material respects, comply as to form with the accounting requirements of the Applicable Securities Laws, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied throughout the periods involved and present fairly the consolidated financial position of the Corporation as at the date and for the periods stated therein;

(ee)
to the knowledge of the Corporation, the audited and interim consolidated financial statements of Atlantica incorporated by reference into the Registration Statement, Disclosure Package and Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and present fairly the consolidated financial position of Atlantica and its subsidiaries as at the date and for the periods stated therein;

(ff)
the unaudited pro forma consolidated balance sheet and consolidated statements of operations of the Corporation and the related notes thereto incorporated by reference in the Registration Statement, Disclosure Package and Prospectus  fairly present the pro forma consolidated financial position, results of operations and earnings of the Corporation as at the dates and for the periods indicated after giving effect to the transactions and assumptions described in the related notes thereto and do not contain a misrepresentation. Such unaudited pro forma consolidated financial statements have been compiled in accordance with rules set forth under Applicable Securities Laws with respect to the preparation of pro forma financial statements and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein;

(gg)
except as otherwise disclosed in the Disclosure Package and the Prospectus, pursuant to indemnities granted in favor of the directors and officers of the Corporation and/or entities affiliated with the Corporation or pursuant to guarantees and indemnities granted in favor of the Corporation or entities affiliated with the Corporation or guarantees or indemnities granted in connection with acquisitions of assets or construction of facilities by the Corporation or its subsidiary entities and debt or tax equity financings therefor, or guarantees or indemnities granted in connection with any senior credit facility and, except as entered into in the normal course of business, including with respect to normal course hedging, loan, supply and purchase contracts, none of the Corporation, the Algonquin Companies, the Algonquin Trusts and, to the knowledge of the Corporation, the Algonquin Partnerships: (i) is a party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or similar commitment relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; or (ii) is subject to any such agreement, commitment or indebtedness, nor is any of their respective assets or undertaking;

(hh)
to the knowledge of the Corporation, each of the Algonquin Entities has made all registrations or filings required by applicable laws to create or maintain its status as a corporation, partnership or trust, whichever the case may be;

(ii)
except as otherwise disclosed in the Disclosure Package and the Prospectus, or except as would not, individually or in the aggregate, be reasonably be expected to have a Material Adverse Effect, the Corporation and the Algonquin Entities (i) are in compliance with Environmental Laws, (ii) have received and are in compliance with all permits, licenses, consents, authorizations or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, (iii) have not received notice from a governmental agency or any written notice from a third party of any actual or potential liability under Environmental Laws for the investigation or remediation of any disposal or release of, or exposure to, hazardous or toxic substances or wastes, pollutants or contaminants, or regarding any actual or potential violation of Environmental Laws and (iv) are not the subject of any claim, action or cause of action filed with a court or governmental authority or any investigation under Environmental Laws, including for potential liability for investigatory costs, cleanup costs, governmental responses costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any hazardous or toxic substance or waste at any location (collectively, “Environmental Claims”).

(jj)
except as otherwise disclosed in the Prospectus and Disclosure Package, each of the parties identified in the Prospectus or the Disclosure Package as the owner of each facility and project in which the Corporation has an economic interest as described in the Prospectus (the “Facilities”) is the absolute beneficial owner of, and has good and marketable title to, all of the assets of such Facilities as described in the Prospectus and Disclosure Package, free and clear of any security interests, mortgages, liens, encumbrances, equities, claims and other defects, except such as do not adversely affect the value of such assets and do not materially interfere with the use made or proposed to be made of such assets by the owner of such Facility and except as would not individually or in the aggregate have a Material Adverse Effect; except as otherwise disclosed in the Prospectus and the Disclosure Package or as would not individually or in the aggregate have a Material Adverse Effect, the real property, improvements, equipment and personal property held under lease by the Corporation  or any subsidiary are held under valid and enforceable leases, with such exceptions as do not interfere with the use made or proposed to be made by such real property, improvements, equipment or personal property by the Corporation or such subsidiary;

(kk)
except as otherwise disclosed in the Prospectus and Disclosure Package, or except as would not, individually or in the aggregate, have a Material Adverse Effect, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with industry practice, with reasonable deductibles;

(ll)	there has not been any reportable event (as defined in NI 51-102) with the auditors of the Corporation;

(mm)
other than as disclosed in the Prospectus and the Disclosure Package, since January 1, 2018 the Corporation has not completed and has not announced an intention to complete any “significant acquisition” (as determined pursuant to NI 51-102);

(nn)
other than as disclosed in the financial statements referred to in Sections 6.1(cc) and (dd), there are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Corporation or any of its subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the Corporation or its subsidiaries (taken as a whole) or on the liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Corporation and its subsidiaries (taken as a whole);

(oo)
neither the Corporation nor any of the Algonquin Entities is in violation of its constating documents; and neither the Corporation nor any of its subsidiaries is in default in the performance or observation of any obligation, agreement, covenant, or condition contained in any contract, indenture, mortgage, loan agreement, note or other instrument (a “Material Contract”) to which it is a party or by which it may be bound or to which any of its properties or assets is subject which defaults, individually or in the aggregate, have or may have a Material Adverse Effect;

(pp)
the Corporation has no knowledge of any default, or any circumstance which with the giving of notice or lapse of time (or both) would give rise to a default, by any person who is a party to any Material Contract with the Corporation or any of its subsidiaries, except for such defaults which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(qq)
except as otherwise disclosed in the Disclosure Package and the Prospectus, subsequent to December 31, 2017, (i) neither the Corporation nor any of its subsidiaries has sustained any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except for such loss or interference which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and (ii) there has not been any material adverse change, or any development that would reasonably be expected to result in a material adverse change, in the condition (financial or otherwise), earnings, properties, business, results of the operations or prospects, whether or not arising from transactions in the ordinary course of business, of the Corporation and its subsidiaries (taken as a whole) (any such change is called a “Material Adverse Change”);

(rr)
no lender to the Corporation or any of its subsidiaries has reduced, or has given notice to the Corporation or any of its subsidiaries, or has commenced negotiations with the Corporation or any of its subsidiaries regarding the reduction of any credit facility, hedge facility or any other commitment with the Corporation or any of its subsidiaries and, to the knowledge of the Corporation, each of the Corporation’s lenders will be able to fulfill its obligations and other commitments to the Corporation or any of its subsidiaries;

(ss)
the Corporation and each of its subsidiaries (taken as a whole) maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; and (v) material information relating to it is made known to those within the Corporation or such subsidiary responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by Applicable Securities Laws; except as disclosed in the Disclosure Package and the Prospectus, since the end of the Corporation’s most recent audited fiscal year, there has been (i) no material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(tt)
The Corporation maintains “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) under the 1934 Act) that comply with the requirements of the 1934 Act; and such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation and its subsidiaries is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities to allow timely decisions regarding disclosure; and such disclosure controls and procedures are effective to perform the functions for which they were established to the extent required by Rule 13a-15 of the 1934 Act;

(uu)
other than as disclosed in the Disclosure Package and the Prospectus: (i) the Corporation and each subsidiary has, on a  timely basis, filed all necessary tax returns and notices and has paid or made provision for all applicable taxes of whatever nature for all tax years to the date hereof to the extent such taxes have become due or have been alleged to be due, except to the extent that the failure to do any of the foregoing would not reasonably be expected to have a Material Adverse Effect; and (ii) the Corporation is not aware of any material tax deficiencies or material interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such  deficiency, interest or penalty would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(vv)
None of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mail or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the “Bribery Act”), and the Corporation, its subsidiaries and, to the knowledge of the Corporation, its affiliates have conducted their businesses in compliance with the FCPA and the Bribery Act.

(ww)
None of the Corporation, any of its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or representative of the Corporation or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation located, organized or resident in a country or territory that is the subject of Sanctions; and the Corporation will not directly or indirectly use the proceeds of the offering of the Notes hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person or entity, or in any country or territory, that, at the time of such funding, is the subject of  Sanctions or (ii) in any other manner that will result in a violation by any person or entity (including any person or entity participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(xx)
The operations of the Corporation and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency in jurisdictions where the Corporation and its subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened; and

(yy)
(i) Except as disclosed in the Disclosure Package and the Prospectus, (x) there has been no material security breach or other compromise of or relating to any of the Corporation’s or its subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (y) the Corporation and its subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other compromise to their IT Systems and Data; and (ii) the Corporation and its subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect.

ARTICLE VII

CONDITIONS OF CLOSING

7.1
The obligations of the several Underwriters to purchase and pay for the Firm Notes and the Option Notes, as the case may be, as provided herein on the Closing Date or any Date of Delivery, as applicable, will be conditional upon and subject to the accuracy of the representations and warranties on the part of the Corporation set forth in Section 6.1 hereof as of each Representation Date, as though then made, and to each of the following conditions being fulfilled at or prior to the Time of Closing or the relevant Date of Delivery, as applicable, which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Time of Closing and any Date of Delivery and which conditions in paragraphs (c), (d), (e), (f), (g), (h) and (i) may be waived in writing in whole or in part by the Representatives:

(a)
the Registration Statement shall have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act and no proceedings for that purpose shall have been instituted or be pending or threatened by the SEC or any Canadian Securities Regulator, any request on the part of the SEC for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters and the Corporation shall not have received from the SEC any notice objecting to use of the registration statement under Form F-10 or the Canadian Base Prospectus, as applicable.  The Preliminary Prospectus and the Prospectus shall have been filed with the SEC and the OSC, as applicable, and the Corporation shall have made or obtained all other necessary filings, approvals, consents and acceptances of the OSC and the appropriate Securities Commissions, the Exchange and the NYSE required to be made or obtained by the Corporation prior to the Time of Closing in order to complete the Offering as herein contemplated, it being understood that the Underwriters shall do all that is required, acting reasonably, to assist the Corporation to fulfill this condition;

(b)
the directors of the Corporation shall have authorized and approved this Agreement, the Indenture, the issuance of the Notes, and all matters relating thereto, it being hereby represented by the Corporation that such authorization and approval will be obtained prior to the Time of Closing;

(c)
it shall be the case that, and the Corporation will deliver to the Underwriters a certificate of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer or an executive officer of the Corporation and the Chief Financial Officer or Chief Accounting Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Representatives) addressed to the Underwriters and dated the Closing Date or the relevant Date of Delivery, as applicable, in form satisfactory to the Representatives, certifying that:

(i)	the Prospectus is true and correct in all material respects and contains no misrepresentation;

(ii)
no Material Adverse Change has occurred and no transaction out of the ordinary course of business and of a nature material to the Corporation has been entered into or is pending since the date of the Prospectus;

(iii)
no stop order or other order, ruling or determination having the effect of prohibiting the sale of the Notes or suspending the effectiveness of the Registration Statement has been issued, and, to the best knowledge, information and belief of the persons signing such certificate, no proceedings for such purpose are contemplated or threatened;

(iv)	the Corporation has not received from the SEC any notice pursuant to Rule 401(g)(2) of the 1933 Act objecting to use of the Form F-10 registration statement form;

(v)
the Corporation is a “reporting issuer” in each of the provinces of Canada not in default of any requirement under Applicable Securities Laws of such jurisdictions, is eligible in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus with the Canadian Securities Regulators at the respective times of filing and there is no material change in the affairs of the Corporation which presently requires disclosure under the Securities Act (Ontario), and other securities laws to which the Corporation is subject, which has not been so disclosed and no such disclosure has been made on a confidential basis;

(vi)
the Corporation has complied with all agreements, covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Time of Closing or the relevant Date of Delivery, as applicable;

(vii)
each of the Corporation’s representations and warranties contained herein is true and correct as of the Time of Closing or the relevant Date of Delivery, as applicable, as though expressly made as of the Time of Closing or such Date of Delivery, as applicable; and

(viii)	such other matters of a factual nature as the Underwriters and the Underwriters’ counsel may request, acting reasonably.

(d)
there shall not have occurred any downgrading in or withdrawal of, nor shall any notice have been given of any intended or potential downgrading or withdrawal or of any review for a possible change that does not indicate the direction of the possible change, the rating accorded any securities of the Corporation or any of its subsidiaries by any “nationally recognized statistical rating organization” as such term is defined in Section 3(a)(62) of the 1934 Act.

(e)
The Representatives shall have received the favorable opinions of (i) Gibson, Dunn & Crutcher LLP, U.S. counsel to the Corporation, as to the laws of the United States and the State of New York applicable therein, and (ii) Blake, Cassels & Graydon LLP, counsel to the Corporation, as to the laws of Ontario and the other Canadian Private Placement Provinces, if applicable (and in reliance on or delivery of local agent opinions in respect of the Province of Saskatchewan and Nova Scotia), and the laws of Canada applicable therein, each dated as of the Closing Date or the relevant Date of Delivery, as applicable, and addressed to the Underwriters, with respect to such matters as may be reasonably requested by the Underwriters;

(f)
The Representatives shall have received the favorable opinions of (i) Cravath, Swaine & Moore LLP, U.S. counsel to the Underwriters, and (ii) Bennett Jones LLP, Canadian counsel to the Underwriters, each dated as of the Closing Date or the relevant Date of Delivery, as applicable, and addressed to the Underwriters, with respect to such matters as may be reasonably requested by the Underwriters;

(g)	On the date hereof, the Representatives shall have received from:

(i)
Ernst & Young LLP, independent registered public accountants for the Corporation, a letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Representatives with respect to the audited and unaudited financial statements and certain financial information of the Corporation contained in the Registration Statement, the Disclosure Package and the Prospectus; and

(ii)
Deloitte, S.L., independent registered public accountants for Atlantica, a letter dated the date hereof addressed to the Underwriters, in form and substance satisfactory to the Representatives with respect to the audited and unaudited financial statements and certain financial information of Atlantica contained in the Registration Statement, the Disclosure Package and the Prospectus.

(h)	On the Closing Date or the relevant Date of Delivery, as applicable, the Representatives shall have received from:

(i)
Ernst & Young LLP, independent public or certified public accountants for the Corporation, a letter dated such date, in form and substance satisfactory to the Representatives, to the effect that they reaffirm the statements made in the letter furnished by them pursuant to subsection (g)(i) of this Section 7.1, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the Closing Date or any such Date of Delivery, as applicable; and

(ii)
Deloitte, S.L., independent public or certified public accountants for Atlantica, a letter dated such date, in form and substance satisfactory to the Representatives, to the effect that they reaffirm the statements made in the letter furnished by them pursuant to subsection (g)(ii) of this Section 7.1, except that the specified date referred to therein for the carrying out of procedures shall be no more than three Business Days prior to the Closing Date or any such Date of Delivery, as applicable.

(i)
On the date hereof, on the Closing Date and on any Date of Delivery, the Representatives shall have received a certificate of David Bronicheski, Chief Financial Officer of the Corporation, in form and substance reasonably satisfactory to the Underwriters, with respect to certain financial information contained in the Disclosure Package, and, with respect to the certificate delivered on the Closing Date and any such Date of Delivery, the Prospectus.

7.2
In addition to the foregoing, the Corporation shall provide such other documents, certificates and opinions in connection with the issuance and sale of the Notes, as the Underwriters may reasonably require for the purposes of enabling them to pass upon the issuance and sale of the Notes as contemplated herein, or in order to evidence the accuracy of any of the representations and warranties, or the satisfaction of any of the conditions or agreements, herein contained.

ARTICLE VIII
CLOSING

8.1
The purchase of the Firm Notes (the “Closing”) will be completed at the offices of U.S. counsel to the Corporation, Gibson, Dunn & Crutcher LLP, at 200 Park Avenue, New York, New York, United States, at the Time of Closing on the Closing Date, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under “Conditions of Closing” by such time, the Time of Closing and Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which the respective obligations of the parties will terminate without further liability or obligation except as set out under Article XV. In addition, in the event that any or all of the Option Notes are purchased by the Underwriters, the purchase of such Option Notes shall be completed at the above-mentioned offices, or at such other place as shall be agreed upon by the Representatives and the Corporation, on the relevant Date of Delivery as specified in the notice from the Representatives to the Corporation.

8.2
At the Time of Closing and any Date of Delivery, the Corporation shall deliver to the Underwriters such further deliverables as may be contemplated herein or as the Underwriters or the Canadian Securities Regulators or the applicable Securities Commissions may reasonably require against payment by the Underwriters of the purchase price for the Firm Notes or Option Notes, as applicable, by wire transfer.

8.3
All terms and conditions of this offer set forth under “Conditions of Closing” shall be construed as conditions, and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to elect not to complete the purchase of the Firm Notes or Option Notes, as applicable, by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date or the relevant Date of Delivery. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

8.4
Payment for the Firm Notes shall be made at the Closing Date by wire transfer of immediately available funds to the order of the Corporation. Payment for the Option Securities which the Underwriters have agreed to purchase, if any, shall be made at the applicable Date of Delivery by wire transfer of immediately available funds to the order of the Corporation. It is understood that the Representatives have been authorized, for their own account and for the account of the several Underwriters, to accept delivery of and receipt for, and make payment of the purchase price for, the Notes that the Underwriters have agreed to purchase.  The Representatives may (but shall not be obligated to) make payment for any Notes to be purchased by any Underwriter whose funds shall not have been received by the Representatives by the Closing Date or the relevant Date of Delivery, as applicable, for the account of such Underwriter, but any such payment shall not relieve such Underwriter from any of its obligations under this Agreement.

8.5
The Corporation shall deliver, or cause to be delivered, to the Representatives for the accounts of the several Underwriters certificates for the Notes at the Closing Date or the relevant Date of Delivery, as applicable, against the irrevocable release of a wire transfer of immediately available funds for the amount of the purchase price therefor.  The certificates for the Notes shall be in such denominations and registered in such names and denominations as the Representatives shall have requested at least two full Business Days prior to the Closing Date or the relevant Date of Delivery, as applicable, and shall be made available for inspection on the Business Day preceding the Closing Date or the relevant Date of Delivery, as applicable, at a location in New York City, as the Representatives may designate.  Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

ARTICLE IX
INDEMNITY AND CONTRIBUTION

The Corporation will indemnify and hold harmless each of the Underwriters and their respective subsidiaries, directors, officers, employees and agents, affiliates, and each person, if any, who controls any Underwriter within the meaning of the 1933 Act and the 1934 Act (the “Indemnified Parties”) against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule “B”, whether or not the transaction herein contemplated shall be completed.

Moreover, the Corporation will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Notes sold by it hereunder and on the execution and delivery of this Agreement. All payments to be made by the Corporation hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Corporation is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Corporation shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

ARTICLE X
TERMINATION RIGHTS

10.1
In addition to any other remedies which may be available to the Underwriters, the Representatives shall be entitled, at their option, to terminate and cancel, without any liability on the Representatives’ part, the Underwriters’ obligations under this Agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date if:

(a)
any order to cease or suspend trading in any securities of the Corporation or any of its subsidiaries, or prohibiting or restricting the distribution of the Notes, is made, trading in securities generally on either the NYSE or the Exchange shall have been suspended or limited, or minimum prices shall have been established on any of such stock exchanges by any Canadian Securities Regulator or any Securities Commissions or FINRA, or any stop order preventing or suspending the use of any prospectus relating to the Notes has been issued, or proceedings are announced or commenced or, to the knowledge of the Corporation, threatened for the making of any such order, by any Canadian Securities Regulator or any Securities Commission, or by any other competent authority, unless such order has been rescinded, revoked or withdrawn or such proceedings have been discontinued or will not be proceeded with;

(b)
any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its subsidiaries is announced or commenced or any order is issued by any Canadian Securities Regulator or any Securities Commission or by any other competent authority, or there is any change of law or the interpretation or administration thereof by any such authority, if, in the opinion of the Underwriters (or any one of them), the announcement, commencement or issuance thereof, or change, as the case may be, adversely affects the trading or distribution of the Notes;

(c)	the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement;

(d)
(i) in the judgment of the Representatives there shall have occurred any Material Adverse Change; or, (ii) as a result of investigations after the date hereof, the Representatives determine that there exists any fact or circumstance which existed prior to the date hereof and had not been disclosed prior to the date hereof, which in their sole opinion, would be expected to have a Material Adverse Effect on the market price or value of the Notes;

(e)	a general banking moratorium shall have been declared by any United States federal, New York State or Canadian federal authorities;

(f)
there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, including any outbreak of hostilities or escalation thereof involving the United States or Canada, or any change or any law or regulation which, in the opinion of the Representatives: (i) materially adversely affects or involves, or will materially adversely affect or involve the North American or international financial markets, or any substantial change or development involving a prospective substantial change in United States’, Canada’s or international political, financial or economic conditions or the business, operations or affairs of the Corporation and its subsidiaries (taken as a whole); and (ii) makes it impracticable or inadvisable to market the Notes in the manner and on the terms described in  the Disclosure Package or the Prospectus or to enforce contracts for the sale of securities; or

(g)	there shall have occurred a material disruption in commercial banking or securities settlement or clearing services.

In addition, the Representatives shall also be entitled, at their option, to terminate and cancel, without any liability on the Representatives’ part, the Underwriters’ obligation under this Agreement to purchase any Option Notes by giving written notice to the Corporation at any time prior to the relevant Date of Delivery if one of the events described in clauses (a) through (g) above shall have occurred.

10.2
The Corporation shall make reasonable efforts to give notice to the Representatives (in writing or by other means) of the occurrence of any of the events referred to in paragraph (a), (b), (c), (d), (e), (f) or (g) of Section 10.1, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Representatives to exercise this right at any time through to the Time of Closing or the relevant Date of Delivery, as applicable.

10.3
The rights of termination contained herein may be exercised by the Representatives and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement.

10.4
The Representatives may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance provided that to be binding upon the Underwriters, any such waiver or extension must be in writing and signed by the Representatives, and notified to the Corporation in the manner set forth in Article XIV.

ARTICLE XI

EXPENSES

Whether or not the transaction herein contemplated shall be completed, all expenses of or incidental to the creation, issue, delivery and marketing of the Offering and the Notes shall be borne by the Corporation, including, without limitation: (i) all expenses incident to the issuance and delivery of the Notes (including all printing and engraving costs), (ii) all necessary issue, transfer and other stamp taxes and any applicable sales or value-added taxes in connection with the issuance and sale of the Notes, (iii) all fees and expenses of the Corporation’s counsel, independent public or certified public accountants and other advisors to the Corporation, (iv) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), each Issuer Free Writing Prospectus, the Preliminary Prospectus,  the Prospectus, the Preliminary Canadian Offering Memorandum and the Canadian Offering Memorandum, and all amendments and supplements thereto, and this Agreement, the Indenture, the DTC Agreement and the Notes, (v) all filing fees, reasonable and documented attorneys’ fees and expenses (such fees and expenses being limited to $15,000) incurred by the Corporation or the Underwriters in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Notes for offer and sale under the state securities or blue sky laws, and, if requested by the Representatives, preparing a “Blue Sky Survey” or memorandum, and any supplements thereto, advising the Underwriters of such qualifications, registrations and exemptions, (vi) the filing fees incident to, and the reasonable and documented fees and disbursements of counsel (such fees and disbursements being limited to $10,000) to the Underwriters in connection with, the review, if any, by the FINRA of the terms of the sale of the Notes, (vii) the fees and expenses of the Trustees, including the reasonable fees and disbursements of counsel for the Trustees in connection with the Indenture and the Notes, (viii) any fees payable in connection with the rating of the Notes with the ratings agencies, (ix) all fees and expenses (including reasonable fees and expenses of counsel) of the Corporation in connection with approval of the Notes by the Depositary for “book-entry” transfer, (x) the fees and expenses incurred in connection with the listing of the Notes on the New York Stock Exchange and (xi) all other fees, costs and expenses incurred in connection with the performance of its obligations hereunder for which provision is not otherwise made in this Article XI. Notwithstanding the foregoing, the fees and disbursements of legal counsel for the Underwriters and all out of pocket expenses of the Underwriters shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Notes is not completed due to any refusal, inability or failure on the part of the Corporation to perform any agreement herein or to comply with the terms of this Agreement. The expenses referred to herein shall be payable by the Corporation from time to time immediately upon receiving an invoice therefor.

ARTICLE XII
AUTHORITY OF THE REPRESENTATIVES

The Representatives are hereby authorized by each Underwriter to act on its behalf and the Corporation shall be entitled to and shall act on any notice given pursuant to this Agreement or any agreement entered into by or on behalf of the Underwriters by the Representatives, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any matter relating to the indemnity and contribution provisions set forth in Article IX and Schedule “B” hereto.

ARTICLE XIII
SEVERAL OBLIGATIONS

13.1
The Underwriters’ entitlement to purchase the Notes at the Closing shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the respective amounts set forth in Schedule A hereto. The Underwriters’ entitlement to purchase any Option Notes on any Date of Delivery shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the respective amounts determined in accordance with Section 3.2.

13.2
If one or more of the Underwriters shall fail or refuse to purchase its applicable aggregate principal amount of the Notes at the Time of Closing or a Date of Delivery, and the aggregate principal amount of Notes not purchased is less than or equal to 10% of the aggregate principal amount of Notes agreed to be purchased by the Underwriters on such date pursuant to this Agreement, each of the other Underwriters shall be obligated to purchase severally the aggregate principal amount of Notes not taken up, on a pro rata basis or as they may otherwise agree as between themselves. If, on the Closing Date or any Date of Delivery, any one or more of the Underwriters shall fail or refuse to purchase such Notes and the aggregate principal amount of such Notes with respect to which such default occurs exceeds 10% of the aggregate principal amount of Notes to be purchased on such date, and arrangements satisfactory to the Representatives and the Corporation for the purchase of such Notes are not made within 48 hours after such default, this Agreement shall terminate without liability of any party to any other party except that the provisions of Article IX, Article XI, Section 18.2, Section 18.3, Section 18.4, Section 18.5 and Schedule “B” attached hereto shall at all times be effective and shall survive such termination; provided, that if such default occurs with respect to Option Notes after the Closing Date, this Agreement shall not terminate as to the Firm Notes or any Option Notes purchased prior to such termination.  In any such case, either the Representatives or the Corporation shall have the right to postpone the Closing Date or the Date of Delivery, as applicable, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement, any Issuer Free Writing Prospectus, the Preliminary Prospectus or the Prospectus or any other documents or arrangements may be effected.

Nothing in this Article XIII shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate principal amount of Notes or shall relieve any of the Underwriters in default hereunder from liability to the Corporation.

ARTICLE XIV
NOTICE

Any notice or other communication to be given hereunder shall be addressed and sent as follows:

(a)	If to the Corporation, addressed and sent to:

Algonquin Power & Utilities Corp.
354 Davis Road
Oakville, Ontario L6J 2X1

Attention: Ms. Jennifer Tindale
Telecopy: (905) 465-6123
Email: jennifer.tindale@libertyutilities.com

with a copy to (which shall not constitute notice):

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193

Attention: Mr. John T. Gaffney
Telecopy: (212) 351-2626
Email: jgaffney@gibsondunn.com

(b)	If to the Representatives to:

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
50 Rockefeller Plaza
NY1-150-12-01
New York, NY 10020
Facsimile: 646-855-5958
Attention: High Grade Transaction Management/Legal,

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Facsimile: 212-834-6081
Attention: Investment Grade Syndicate Desk—3rd Floor,

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

Facsimile: 212-507-8999
Attention: Investment Banking Information Center

and

Wells Fargo Securities, LLC
550 South Tryon Street, 5th Floor
Charlotte, NC 28202
Facsimile: 704-410-0326
Attention: Transaction Management

or to such other address or fax number as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or telecopy or email, and shall be deemed to have been received, if given by telecopy or email, on the date of sending if during normal business hours on a Business Day and if not on the next Business Day and, if given by courier service, on the next Business Day following the sending thereof.

ARTICLE XV
SURVIVAL OF WARRANTIES, REPRESENTATIONS, COVENANTS AND AGREEMENTS

All of the respective warranties, representations, covenants, indemnities, agreements and other statements of the Corporation, of its officers and the several Underwriters contained herein or delivered pursuant hereto (i) will remain operative and shall survive the purchase by the Underwriters of the Notes from the Corporation (including the delivery of and payment for the Notes sold hereunder) and shall continue in full force and effect notwithstanding any investigations or statement as to the results thereof, made by or on behalf of any Underwriter, the officers or employees of any Underwriter, or any person controlling the Underwriter and (ii) will survive any termination of this Agreement.

ARTICLE XVI
ACCEPTANCE

16.1
If this Agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this Agreement to the Representatives.

ARTICLE XVII
NO ADVISORY OR FIDUCIARY RELATIONSHIP

17.1
The Corporation hereby acknowledges and agrees that (a) the purchase and sale of the Notes pursuant to this Agreement, including the determination of the public offering price of the Notes and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the several Underwriters and any affiliate through which it may be acting, on the other hand, and the Corporation is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement; (b) in connection with each transaction contemplated hereby and the process leading to such transaction each of the Underwriters is and has been acting solely as principal and not as a financial advisor, agent or fiduciary of the Corporation or its affiliates, stockholders, creditors or employees or any other party; (c) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity and no Underwriter has assumed or will assume an advisory, agency or fiduciary responsibility in favor of the Corporation with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement; (d) the several Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation and that the several Underwriters have no obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the several Underwriters with respect to any breach or alleged breach of agency or fiduciary duty.

ARTICLE XVIII

GENERAL

18.1
If any Section, paragraph or provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

18.2	This Agreement shall be governed by and construed and interpreted in accordance with the internal laws of the State of New York applicable to agreements made and to be performed in that State.

18.3
Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) may be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan  (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  The Corporation irrevocably appoints CT Corporation System as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

18.4
With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

18.5
THE CORPORATION (ON ITS BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS STOCKHOLDERS AND AFFILIATES) AND EACH OF THE UNDERWRITERS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

18.6
This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements and all understandings and discussions, whether oral or written, of the parties in connection with the subject matter hereof and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except specifically set forth herein.

18.7
The Corporation acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Corporation, its subsidiaries and/or the offering of the Notes that differ from the views of their respective investment banking divisions.  The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Corporation by such Underwriters’ investment banking divisions.  The Corporation acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to Applicable Securities Laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

18.8
This Agreement may be executed in any number of counterparts, and may be delivered originally, by facsimile, or by e-mail in portable document format (“pdf”) and each such original, facsimile copy, or pdf copy, when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The execution of this Agreement will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto, and executed copies delivered to each party who is a party hereto or thereto.

18.9
Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions included in Schedule “B” hereto, and is fully informed regarding said provisions.  Each of the parties hereto further acknowledges that the provisions of Schedule “B”  hereto fairly allocate the risks in light of the ability of the parties to investigate the Corporation, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, the Disclosure Package and the Prospectus (and any amendments and supplements thereto), as required by the 1933 Act, the 1934 Act and the other Applicable Securities Laws.

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If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Corporation the enclosed copies hereof, whereupon this instrument, along with all counterparts hereof, shall become a binding agreement in accordance with its terms.

Very truly yours,

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Ian Robertson
Name: Ian Robertson
Title: Chief Executive Officer

By:	/s/ David Bronicheski
Name: David Bronicheski
Title: Chief Financial Officer

The foregoing Underwriting Agreement is hereby confirmed and accepted by the Representatives as of the date first above written.

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
WELLS FARGO SECURITIES, LLC
Acting as Representatives of the
several Underwriters named in
the attached Schedule A.

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

By:	/s/ Christopher Pih
Name: Christopher Pih
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Som Bhattacharyya
Name: Som Bhattacharyya
Title: Executive Director

Morgan Stanley & Co. LLC

By:	/s/ Yurij Slyz
Name: Yurij Slyz
Title: Executive Director

Wells Fargo Securities, LLC

By:	/s/ Carolyn Hurley
Name: Carolyn Hurley
Title: Director

[Signature Page to Underwriting Agreement]

SCHEDULE “A”

UNDERWRITERS
Underwriters	Aggregate Principal Amount of Firm Notes to be Purchased
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$50,000,000
J.P. Morgan Securities LLC	$50,000,000
Morgan Stanley & Co. LLC	$50,000,000
Wells Fargo Securities, LLC	$50,000,000
RBC Capital Markets, LLC	$37,500,000
BMO Capital Markets Corp.	$6,250,000
CIBC World Markets Corp.	$6,250,000
Total	$250,000,000

A-1

SCHEDULE “B”

INDEMNIFICATION

Capitalized terms used but not defined in this Schedule “B” shall have the meanings assigned to them in the Agreement to which this Schedule is attached.

1.	Indemnity

(a)	Indemnity

Algonquin Power & Utilities Corp. (the “Indemnitor”) hereby agrees to indemnify and hold harmless each of the Underwriters listed in Schedule A hereto and each of their respective directors, officers, employees, affiliates and agents and each person, if any, who controls any Underwriter within the meaning of the 1933 Act and the 1934 Act from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim) (a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)
any information or statement (except any statement relating solely to any of the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Representatives specifically for inclusion therein) contained in the Agreement, Registration Statement, Disclosure Package, Prospectus, Canadian Offering Memorandum, Issuer Free Writing Prospectus, Corporation Additional Written Communication, any Supplementary Material, including the Documents Incorporated by Reference, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, at the time and, other than with respect to the Registration Statement, in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation or untrue statement of a material fact;

(ii)
any omission or alleged omission to state in the Registration Statement, Disclosure Package, Prospectus, Canadian Offering Memorandum, Issuer Free Writing Prospectus, Corporation Additional Written Communication, any Supplementary Material, including the Documents Incorporated by Reference, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any material fact (except any fact relating solely to any of the Underwriters which has been provided in writing to the Corporation by or on behalf of any Underwriter through the Representatives specifically for inclusion therein) regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)
any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to any of the Underwriters) in the Registration Statement, Disclosure Package, Issuer Free Writing Prospectus, Corporation Additional Written Communication, Prospectus, Canadian Offering Memorandum and any Supplementary Materials, including any Documents Incorporated by Reference or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (other than any failure or alleged failure to comply by any of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Notes;

(iv)
the non-compliance or alleged noncompliance by the Corporation with any of the Applicable Securities Laws, including, in the case of the Corporation, the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its material representations, warranties, covenants or obligations to be complied with under the Agreement.

This indemnity shall cease to be available to an Indemnified Party (as defined below), if (i) a court of competent jurisdiction in a final judgment in which such Indemnified Party is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the gross negligence or willful misconduct of the Underwriter (provided that, for greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Registration Statement, Disclosure Package, Prospectus, Canadian Offering Memorandum, Issuer Free Writing Prospectus, Corporation Additional Written Communication, any Supplementary Material, including any Documents Incorporated by Reference, or any Prospectus Amendments contained no misrepresentation shall constitute, “gross negligence” or “willful misconduct” for purposes of this Section 1 or otherwise disentitle the Underwriters from indemnification hereunder); or (ii) a copy of the Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Notes to such person, and (y) if the Prospectus (as so amended or supplemented) delivered by the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities. In such event, such Underwriter shall reimburse any funds advanced by the Corporation to the Underwriter pursuant to the indemnification contained in this Schedule “B” in respect of such Claim and thereafter this indemnity shall cease to apply to such Underwriter in respect of such Claim.

The Corporation hereby acknowledges that the only information furnished to the Corporation by any Underwriter through the Representatives expressly for use in the Registration Statement, any Corporation Additional Written Communication, any Issuer Free Writing Prospectus, the Preliminary Prospectus, the Canadian Preliminary Offering Memorandum, the Prospectus or the Canadian Offering Memorandum (or any amendment or supplement thereto) are the statements set forth in the sixth, thirteenth and fourteenth paragraphs under the caption “Underwriting” in the Preliminary Prospectus, the Canadian Preliminary Offering Memorandum, the Prospectus and the Canadian Offering Memorandum.

(b)	Notification of Claims

If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the “Indemnified Party”) will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation’s liability only to the extent that it is prejudiced as a proximate result of that failure).  Subject to subsection 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c)	Right of Indemnity in Favor of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this Section 1 in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, including the potential availability of one or more legal defenses to the Indemnified Party which are different from or in addition those available to the other parties or the potential for a conflict to exist between the Corporation and the Indemnified Party. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 1 of this Schedule “B” is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the “Indemnifier”) and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Notes; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule “B” which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same respective proportions as the total proceeds (net of the underwriting discount but before deducting expenses (to the extent that such expenses are payable by the Corporation pursuant to Section 3 of this Schedule “B”)) received by the Corporation from the issue and sale of the Notes, and the total underwriting discount received by the Underwriters, in each case, as set out in the table on the cover page of the Prospectus bear to the aggregate initial public offering price of the Notes on the cover page of the Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule “B” which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 1 of this Schedule “B”. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this Section 2 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subsection 2(a) of this Schedule “B”, and

(ii)
the amount of the underwriting commissions actually received by the Underwriters from the Corporation under the Agreement; provided, that no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter in connection with the Notes underwritten by it.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subsection 1(b) of this Schedule “B” shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favor of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule “B”, the Underwriters are contracting on their own behalf and as agents for their affiliates, subsidiaries, directors, officers, employees, agents and control persons (collectively, the “Beneficiaries”). In this regard the Underwriters shall act as trustees for the Beneficiaries of the Corporation’s covenants under paragraphs 1 and 2 of this Schedule “B” with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries. The Underwriters’ respective obligations to contribute pursuant to this Section 2 are several in proportion to the amounts set forth opposite their names in Schedule “A” of the Agreement and not joint.

3.	Severability

If any provision of Section 1 or 2 of this Schedule “B” is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

ANNEX I

Issuer Free Writing Prospectuses

Final Term Sheet dated October 10, 2018.
A-I-1

ANNEX II

Corporation Additional Written Communication

Electronic (Netroadshow) road show of the Corporation relating to the Offering, dated October 2018.
A-II-1

EXHIBIT A

FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-227245
October 10, 2018

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

ALGONQUIN POWER & UTILITIES CORP.

US$250,000,000 6.875% Fixed-to-Floating Rate Subordinated Notes – Series 2018-A due October 17, 2078
Preferred Shares Issuable Upon Automatic Conversion

Issuer:	Algonquin Power & Utilities Corp. (“Algonquin” or the “Company”)

Security Type:	Fixed-to-Floating Rate Subordinated Notes – Series 2018-A due October 17, 2078 (the “Notes”)

Expected Ratings (S&P/Fitch)*:	BB+ / BB+

Pricing Date:	October 10, 2018

Settlement Date**:	October 17, 2018 (T+5)

Maturity Date:	October 17, 2078

Principal Amount of Notes:	US$250,000,000 (before giving effect to the Over-Allotment Option)

Over-Allotment Option:
The Company has granted the Underwriters an option to purchase up to an additional US$37,500,000 aggregate principal amount of Notes to cover over-allotments, if any, which may be exercised, in whole or in part from time to time, for 13 days after the date hereof.

Denominations:	US$25 and integral multiples of US$25 in excess thereof

Price to Public:	100% (US$25.00 per Note)

Interest Rate and Interest Payment Dates:

Fixed Rate Period:
From the issue date of the Notes to, but excluding, October 17, 2023 at a fixed rate equal to 6.875% per year, payable quarterly in arrears on January 17, April 17, July 17 and October 17 of each year, with the first payment at such rate being on January 17, 2019.

Floating Rate Period:
From October 17, 2023, and on every January 17, April 17, July 17 and October 17 of each year thereafter until October 17, 2078 (each such date, an “Interest Reset Date”), the interest rate on the Notes will be reset as follows:

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(i)            starting on October 17, 2023, on every Interest Reset Date until October 17, 2028, the interest rate on the Notes will be reset on each Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 3.677%, payable in arrears, with the first payment at such rate being on January 17, 2024,

(ii)            starting on October 17, 2028, on every Interest Reset Date until October 17, 2043, the interest rate on the Notes will be reset on each Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 3.927%, payable in arrears, with the first payment at such rate being on January 17, 2029,

(iii)            starting on October 17, 2043, on every Interest Reset Date until October 17, 2078, the interest rate on the Notes will be reset on each Interest Reset Date at an interest rate per annum equal to the three month LIBOR plus 4.677%, payable in arrears, with the first payment at such rate being on January 17, 2044.

Optional Deferral:
So long as no event of default has occurred and is continuing, the Company may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years.

Day Count Convention:	Fixed Rate Period: 360-day year consisting of twelve 30-day months.

Floating Rate Period: Actual number of days elapsed during each interest period and a 360-day year.

Business Day:	Any day other than a day on which banks are permitted or required to be closed in New York City, New York or Toronto, Ontario.

Redemption Right:
On or after October 17, 2023, the Company may, at its option, redeem the Notes, in whole at any time or in part from time to time, on any Interest Payment Date at a redemption price per US$25 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Redemption on Tax Event or Rating Event:
After the occurrence of a Tax Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$25 principal amount of the Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

2

Prior to the initial Interest Reset Date and within 90 days following the occurrence of a Rating Event, the Company may, at its option, redeem all (but not less than all) of the Notes at a redemption price per US$25 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Automatic Conversion:
The Notes, including accrued and unpaid interest thereon, will be converted automatically (“Automatic Conversion”), without the consent of the holders of the Notes, into shares of a newly issued series of preferred shares of the Company (the “Conversion Preferred Shares”) upon the occurrence of: (i) the making by the Company of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada), (ii) any proceeding instituted by the Company seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Company or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Company is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against the Company seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Company is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Company or any substantial part of its property and assets in circumstances where the Company is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Company or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets) (each, an “Automatic Conversion Event”).

3

The Automatic Conversion shall occur upon an Automatic Conversion Event (the “Conversion Time”). At the Conversion Time, the Notes shall be automatically converted, without the consent of the holders of the Notes, into a newly issued series of fully-paid Conversion Preferred Shares. At such time, all outstanding Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Company shall automatically cease. At the Conversion Time, holders of the Notes will receive one Conversion Preferred Share for each US$25 principal amount of Notes previously held together with the number of Conversion Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes by US$25.

CUSIP / ISIN:	CUSIP: 015857 709 ISIN: US0158577090

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and RBC Capital Markets, LLC

Co-Managers:	BMO Capital Markets Corp. and CIBC World Markets Corp.

Capitalized terms used and not defined herein have the meanings assigned in the Company’s Preliminary Prospectus Supplement, dated October 10, 2018.

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next two business days will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Changes to Preliminary Prospectus Supplement

References to “October 15, 2023” in the sections entitled “Description of the Conversion Preferred Shares—Redemption of the Conversion Preferred Shares” and “Description of the Conversion Preferred Shares—Purchase for Cancellation” shall be changed to “October 17, 2023”.

****

The Company has not and does not intend to qualify the distribution of the Notes in Canada pursuant to a prospectus. Sales into Canada or to residents of Canada, if any, will be made on a private placement basis only in the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec and Nova Scotia and only to investors that are “accredited investors” as defined in National Instrument 45-106 - Prospectus Exemptions and “permitted clients” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations.
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The Company has filed a registration statement (including a short form base shelf prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; J.P. Morgan Securities LLC, at 1-212-834-4533; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; Wells Fargo Securities, LLC at 1-800-645-3751 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

Not for retail investors in the EEA. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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